Exhibit 99.1

SciSparc Provides Updates on Status of Spin-off of its Advanced Clinical Stage Pharmaceutical Portfolio to a Publicly Traded Company

According to the LOI, SciSparc’s pharmaceuticals assets are valued at approximately US$11.6 million

TEL AVIV, Israel, Dec. 16, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that it had signed an amendment to its non-binding letter of intent (the “LOI”) to spin off by reverse merger its advanced clinical stage pharmaceutical portfolio and its equity stake in SciSparc Nutraceuticals Inc. (collectively, the “Target Assets”) to Miza III Ventures Inc. (“Miza”) (TSXV: MIZA.P), a publicly traded company on the Toronto Stock Exchange Venture in Canada, as previously announced on July 8, 2024.

Pursuant to the amendment to the LOI, the Company and Miza shall negotiate in good faith and use reasonable commercial efforts to enter into a definitive agreement by no later than March 31, 2025, which was extended from July 31, 2024, provided that such date may be extended by mutual written agreement of the parties, and to close the proposed transaction by no later than April 30, 2025, which was extended from October 31, 2024.

The LOI references a proposed asset and share purchase agreement (the “Agreement”) to be determined and negotiated between the Company and Miza, that will be based on an approximate US$3.3 million (C$4.5 million) total enterprise value of Miza, including its US$1.0 million cash position, and an approximate US$11.6 million (C$15.8 million) value of SciSparc’s assets.

Pursuant to the LOI, SciSparc would sell, assign, convey and transfer to Miza the Target Assets in consideration for 63,300,000 common shares of Miza and up to 48,000,000 Miza contingent rights based on pre-determined milestones. Following the closing of such transaction, SciSparc would hold a controlling interest in Miza, the exact percentage of which is contingent on agreeing definitive terms between the parties. The resulting entity, of which SciSparc would hold an equity stake ranging from a minimum of approximately 75% to a maximum of 84.53%, would be active in both the pharmaceutical and supplement sectors.

Such Agreement, if it were to be finalized and completed, would align with SciSparc’s strategy of creating value for its shareholders and follows the announcement of the proposed plan of merger agreement and transaction relating to AutoMax Motors Ltd., as previously announced by SciSparc on April 11, 2024.

SciSparc’s pharmaceutical portfolio includes SCI-110 for treating persons with Tourette syndrome, which is subject to a phase IIb clinical trial, SCI-110 for treating persons with Alzheimer’s disease, the phase II clinical trial of which has been completed, and SCI-210 for treating children with autism, subject to a randomized, double-blind and placebo-controlled trial that commenced in the first quarter of 2024.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI- 210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the extension of the date to prospectively enter into a definitive agreement between the parties, the terms of the LOI and the prospective Agreement, and the belief that the Agreement would align with SciSparc’s strategy of creating value for its shareholders. The Company may not enter into or complete a definitive agreement for the proposed transaction with Miza or, even if it does, it may not create shareholder value. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055